

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 23, 2024

John C. McDearman, III
President, Chief Executive Officer and Director
Wilson Bank Holding Company
623 West Main Street
Lebanon, TN 37087

      Re: Wilson Bank Holding Company
           Definitive Proxy Statement on Schedule 14A
           Filed March 22, 2024

Dear John C. McDearman, III:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Sincerely,

      Division of Corporation Finance
      Disclosure Review Program